

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Via E-mail
Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sohu.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on February 28, 2012**
> **File No. 000-30961**

Dear Ms. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors

General

1.   We note your disclosures beginning on page 48 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please tell us which entity or individual(s) has possession and control over your corporate chops, seal or other controlling intangible assets. Describe the internal controls over safeguarding these assets against unauthorized access including those individuals that have custody and authorized access to them. For example, indicate if the chops are in the custodianship of a third-party (e.g., bank safety deposit box) and/or if a member of the board of

directors (e.g., audit committee member) approval or presence is required to access them. In the absence of related safeguards, tell us what consideration you gave to any impact on your internal controls. Tell us what consideration you gave to including a separate risk factor discussion to describe the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

.

Risks Related to Our Business

Our operating results are likely to fluctuate significantly…., page 34

2.   We note that you have referred to your reliance on the operation of Changyou's TLBB game and that interruptions of the game's operation could adversely affect you. Please tell us what consideration you have given to disclosing in this risk factor, and within the overview of MD&A, the extent to which the company depends upon Changyou for what appears to be a significant portion not just of revenue, but of net income and operating cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 85

3.   In future filings, please consider expanding your "Overview" section to include a discussion of management's perspective on your business. This section should provide an executive level overview of the Company to provide context for the remainder of the MD&A discussion. You should identify the factors that your executives focus on in evaluating financial condition and operating performance, including any known trends, demands, events, commitments, or uncertainties. To the extent any of these factors are expected to have material effects on your operations, please address the material risks and challenges facing your company and how management is dealing with such issues. For example, we note issues such as competition, potential regulatory restrictions on your lines of business, and the development and growth of lines of new lines of business or products appear to be material matters for management. We refer you to guidance in Section III.B.3 of the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" SEC Release No. 33-8350.

Liquidity and Capital Resources

Restriction on Cash Transfers to Sohu.com Inc., page 110

4.   We note your disclosures regarding the ability of Changyou's subsidiaries to make dividend payments due to the VIE structure. Please explain to us why this discussion is limited to Changyou. In this regard, we note that similar concerns would appear to apply to Sohu.com Limited and its subsidiaries.

5.   Your disclosure indicates that PRC regulations permit dividend payments from a PRC subsidiary only out of accumulated profits as determined in accordance with PRC accounting standards. Please tell us and disclose any significant differences between retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in your financial statements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

6.   We note your disclosure regarding your advertising contracts and the adoption of ASU 2009-13. Please tell us more about the deliverables included in your advertising contracts, your accounting for these contracts prior to adoption and tell us about your accounting upon adoption of ASU 2009-13. Please describe the significant factors, inputs, assumptions and methods used to determine estimated selling price for your deliverables and tell us what consideration you gave to disclosing how you determined estimated selling price. As part of your response, please tell us whether the adoption of ASU 2009-13 was material to your 2011 financial statements.

Note 10. Goodwill, page F-33

7.   We note your disclosure on page F-34 that you "engaged an independent valuation firm to perform [certain] goodwill impairment tests." Please describe the nature and extent of the independent valuation firm's involvement in your goodwill impairment testing for the Focus Yiju, Wireless, Sogou and Shanghai Jingmao reporting units. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

Note 14. VIEs, page F-42

8.   We note your general references to the contractual agreements that have been entered into between the company and its VIEs. For each of the significant contractual agreements, please revise your disclosure in future filings to provide a concise summary of the agreements and provide additional details including, but not limited to, the contractual term of each contract, whether each contract is renewable including which party has the renewal rights and whether any party has a right to terminate the contract. Please include in your response your proposed revised disclosure.

Note 17. Mezzanine Equity, page F-58

9.   Please tell us what milestones and "certain circumstances" must occur in order for the noncontrolling shareholders of 7Road to be able to put their shares to the company. As part of your response, tell us what consideration you gave to disclosing these conditions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443, or Christine E. Davis, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief